SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 7, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 2 of 15 Pages
---------------------------------------         --------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        1,537,100
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    1,537,100
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,537,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 3 of 15 Pages
---------------------------------------         --------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        1,537,100
  OWNED BY
    EACH      ------------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    - 0 -
              ------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    1,537,100
              ------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,537,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 4 of 15 Pages
---------------------------------------         --------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION
                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        264,200
  OWNED BY
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH
                    8         SHARED VOTING POWER

                                    - 0 -
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    264,200
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      264,200
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 5 of 15 Pages
---------------------------------------         --------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        264,200
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    - 0 -
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    264,200
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      264,200
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.2%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 6 of 15 Pages
---------------------------------------         --------------------------------



         The following  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth.

         Item 2 is hereby amended and restated in its entirety to read as follows:

Item 2.           Identity and Background.

                  (a) This Statement is filed on behalf of Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Newcastle Partners, L.P., a Texas limited partnership ("Newcastle") and Mark E. Schwarz.

                  Steel Partners L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Newcastle is a Texas limited partnership. Mark E. Schwarz is the sole general partner of Newcastle. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. By virtue of his position with Newcastle, Mark E. Schwarz has the power to vote and dispose of the Issuer's shares owned by Newcastle.

                  (b) The principal business address of Steel Partners and Warren Lichtenstein is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  The principal place of business of Mark Schwarz is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

                  The principal business address of Newcastle is 4020 Windsor Avenue, Dallas, Texas 75205.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 7 of 15 Pages
---------------------------------------         --------------------------------


                  The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal occupation of Mr. Schwarz is the purchase, sale, exchange, acquisition and holding of investment securities.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                  (f) Mr. Lichtenstein and Mr. Schwarz are citizens of the United States of America.

         Item 3 is hereby amended and restated in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,537,100 Shares of Common Stock owned by Steel Partners II is $4,932,762. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price of the 264,200 Shares of Common Stock owned by Newcastle is $865,653. The Shares of Common Stock owned by Newcastle were acquired with partnership funds.

         Item 5 is hereby amended and restated in its entirety to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,011,136 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

                  As of the close of business on December 7, 1999, Steel Partners II beneficially owns 1,537,100 Shares of Common Stock, constituting approximately 12.8% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,537,100 Shares, representing

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 8 of 15 Pages
---------------------------------------         --------------------------------


approximately 12.8% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,537,100 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  As of the close of business on December 7, 1999, Newcastle beneficially owns 264,200 Shares of Common Stock, constituting approximately 2.2% of the Shares outstanding. Mr. Schwarz beneficially owns 264,200 Shares, representing approximately 2.2% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 264,200 Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (c)  The   Reporting   Persons   engaged   in  the   following
transactions since the filing of Amendment No. 3:


Shares of Common Stock                  Price Per                Date of
      Purchased                           Share                  Purchase
      ---------                           -----                  --------

                                Steel Partners II

         7,000                           3.30000                 11/23/99
        15,000                           3.34250                 11/24/99
       355,000                           3.27000                 12/07/99

                                    Newcastle

        1,000                            3.31000                 11/15/99
        6,000                            3.31000                 11/16/99
        3,200                            3.29500                 11/24/99
        2,000                            3.29500                 11/26/99
        2,000                            3.29500                 11/29/99
        1,900                            3.29500                 11/30/99
        5,100                            3.29088                 12/01/99
        2,000                            3.29000                 12/02/99
       15,000                            3.30630                 12/03/99
       21,000                            3.29000                 12/06/99
      205,000                            3.27049                 12/07/99

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 9 of 15 Pages
---------------------------------------         --------------------------------


                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) Not applicable.

         Item 6 is hereby amended and restated in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  As of December 7, 1999 the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to form a group to, among other things, evaluate whether the Reporting Persons may want to nominate a slate of directors at next annual meeting of stockholders (or to solicit written consents or votes to obtain a change in the Board of Directors of Tandycrafts) or consider other matters for approval by the Issuer's stockholders. A copy of the Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

         Item 7 is hereby amended in its entirety to read as follows:

Item 7.           Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Newcastle Partners, L.P. and Mark E. Schwarz dated as of December 7, 1999.

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 10 of 15 Pages
---------------------------------------         --------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 10, 1999            STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By: /s/ Warren G. Lichtenstein
                                          -------------------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer


                                       /s/ Warren G. Lichtenstein
                                       ----------------------------------------
                                       WARREN G. LICHTENSTEIN


                                       NEWCASTLE PARTNERS, L.P.

                                       By: /s/ Mark E. Schwarz
                                           ------------------------------------
                                           Mark E. Schwarz
                                           General Partner



                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       Mark E. Schwarz

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 11 of 15 Pages
---------------------------------------         --------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                  Page

Joint Filing Agreement (previously filed)

Joint Filing Agreement between Steel Partners,                            12
Warren Lichtenstein, Newcastle Partners, L.P.
and Mark E. Schwarz dated as of December 7, 1999

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 12 of 15 Pages
---------------------------------------         --------------------------------


                             JOINT FILING AGREEMENT

                  WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of Tandycrafts, Inc. ("Tandycrafts"), a Delaware corporation;

                  WHEREAS, Warren Lichtenstein and Mark E. Schwarz wish to form a group (the "Group") in order to evaluate whether to nominate a slate of directors to the Board of Directors of Tandycrafts (or solicit written consents or votes to obtain a change in the Board of Directors of Tandycrafts) and to consider matters for approval by the stockholders of Tandycrafts;

                  NOW, IT IS AGREED, this 7th day of December 1999, by the parties hereto:

                  3. In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Tandycrafts.

                  4. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP of (i) any of their purchases or sales of the Common Stock of Tandycrafts; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  5. Steel Partners II, L.P. ("Steel") hereby agrees to bear all expenses incurred in connection with the Group's activities. Notwithstanding the foregoing, Steel shall not be required to reimburse any nominee or party for (i) out-of-pocket expenses incurred by a nominee in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 13 of 15 Pages
---------------------------------------         --------------------------------



of any party; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                  6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Tandycrafts, as it deems appropriate, in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written consent to the Group or to refrain from revoking any consent after it has been given or to propose a slate of nominees to the Board of Directors of Tandycrafts.

                  7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  8. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  9. Any party hereto may terminate his obligations under this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan Grundman Frome Rosenzweig & Wolosky LLP, Fax No. 212 755-1467.

                  10.  Each  party   acknowledges  that  Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP shall act as counsel for both the Group and Steel.

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 14 of 15 Pages
---------------------------------------         --------------------------------



                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                  STEEL PARTNERS II, L.P.
                                  150 East 52nd Street
                                  New York, NY 10022

                                  By: Steel Partners, L.L.C.
                                      General Partner

                                  By: /s/ Warren Lichtenstein
                                     -------------------------------------------
                                     Warren Lichtenstein, Managing Member


                                   /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                     Warren G. Lichtenstein

---------------------------------------         --------------------------------
CUSIP No. 875386104                      13D          Page 15 of 15 Pages
---------------------------------------         --------------------------------



                                             -----------------------------------
                                                Mark E. Schwarz


                                            NEWCASTLE PARTNERS, L.P.
                                            4514 Cole Avenue
                                            Suite 600
                                            Dallas, TX 75205

                                            By: /s/ Mark E. Schwarz
                                               ---------------------------------
                                               Mark E. Schwarz, General Partner